

June 17, 2020

Daniel J. Luckshire
Executive Vice President and Chief Financial Officer
SIGA TECHNOLOGIES INC
31 East 62nd Street
New York, NY 10065

> **Re: SIGA TECHNOLOGIES INC**
> **Form 10-K**
> **For the Year Ended December 31, 2019**
> **File No. 001-38436**

Dear Mr. Luckshire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to the Consolidated Financial Statements

3. Procurement Contract and Research Agreement, page 56

1. With regards to the various contracts with BARDA where revenue is recognized over time, please provide disclosures for the description of the input or output methods used in the revenue recognition calculation and how they are applied consistent with guidance under ASC 606-10-50-18. For example, we note disclosures stating "...the $3.3 million cumulative catch-up adjustment related to the conclusion of historical rate reconciliation in connection with the IV Formulation R&D Contract and changes in the projected amount of contract funding expected to be available under the IV Formulation R&D Contract, which impacts the progress-towards-completion calculation." The input or output method is however not clear, nor how the method is applied in the calculation. Please provide revised disclosures to be included in future periodic filings to address this matter.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Allen Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences